                                                                            2001
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

  [X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                       OR
  [_]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

               For the Transition period from ________to _________


                    Commission File No. 33-32504 and 33-1329

                            RYERSON TULL SAVINGS PLAN
                  ( f/k/a Inland Steel Industries Thrift Plan)
                            (Full Title of the Plan)

                               RYERSON TULL, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
                            (State of Incorporation)
                                   36-3425828
                      (I.R.S. Employer Identification No.)

                      2621 W. 15th Place, Chicago, Illinois
                    (Address of principal executive offices)
                                      60608
                                   (Zip Code)

       Registrant's telephone number, including area code: (773) 762-2121



================================================================================

Ryerson Tull Savings Plan

Index to Financial Statements
--------------------------------------------------------------------------------

                                                                                             Page(s)
Report of independent accountants                                                                 2

Financial statements:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000          3

   Statement of Changes in Net Assets Available for Plan Benefits for the
   year ended December 31, 2001                                                                   4

   Notes to financial statements                                                               5-12



All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Board of Directors of Ryerson Tull, Inc.
and the Participants and Administrator of the Ryerson Tull Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ryerson Tull Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------

May 23, 2002

Ryerson Tull Savings Plan

Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000
--------------------------------------------------------------------------------

Assets                                               2001           2000

Investments:
   Beneficial interest in the Ryerson Tull
     Master Trust (Note 6)                         $210,537,798   $231,047,531

Employee contribution receivable                        244,646              -
Employer contribution receivable                      2,082,897      1,785,959
                                                  -------------  -------------

Net assets available for plan benefits             $212,865,341   $232,833,490
                                                  -------------  -------------

         The accompanying notes are an integral part of these statements

Ryerson Tull Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001
--------------------------------------------------------------------------------

Additions:                                                                         2001
Additions to net assets attributed to:
   Contributions:
     Participant                                                                   $ 8,643,446
     Employer                                                                        5,861,447
                                                                                --------------

   Total additions                                                                  14,504,893
                                                                                ==============

Deductions:

Deductions from net assets attributed to:
     Share in net depreciation of the Ryerson Tull Master Trust (Note 6)            13,196,600
     Benefits paid to participants                                                  21,258,349
     Administrative expenses                                                            18,093
                                                                                --------------

   Total deductions                                                                 34,473,042
                                                                                ==============

   Net decrease                                                                    (19,968,149)

Net assets available for plan benefits:

   Beginning of year                                                               232,833,490
                                                                                --------------

   End of year                                                                    $212,865,341
                                                                                ==============


         The accompanying notes are an integral part of these statements

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

  1.   Description of the Plan

       This description summarizes major provisions of the Ryerson Tull Savings Plan (the "Plan") and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

       The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried office employees and certain salaried and hourly, nonbargaining unit plant employees of Ryerson Tull, Inc. (the "Company") and certain of its subsidiaries and affiliates (collectively referred to as the "Employers").

       The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), was adopted effective January 1, 1975.

       Employees electing to participate in the Plan may contribute up to fifteen percent of their base salary. Participants have the option of making contributions on a before-tax (limited to ten percent of base salary, subject to certain limitations) and/or after-tax basis.

       The first four percent of participants' contributions (the "basic contribution") is matched by the Company at one hundred percent. In addition, participants automatically receive a Variable Company Contribution of up to ten percent of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amounts includible in gross income such as bonuses and commissions) dependent upon the annual financial performance of the Company.

       Participants not accruing benefits in the Ryerson Tull Pension Plan (the "Pension Plan") receive a Fixed Company Contribution under the Plan equal to two percent or, for participants who met specified age and service criteria at December 31, 1997 (March 31, 2000 for those participants who participated in the Tull Supplement of the Pension Plan), three percent of their calendar year earnings up to the maximum limited by Section 401(a)(17) of the Internal Revenue Code ("IRC"). Participants continuing to accrue benefits in the Pension Plan at and after December 31, 1997 will not be eligible for the Fixed Company Contribution until January 1, 2003 and those participants continuing to accrue benefits in the Tull Supplement of the Pension Plan at and after March 31, 2000 will not be eligible for the Fixed Company Contribution (under the Plan) until April 1, 2005.

       All investments can be directed by Participants at their discretion. Participants may designate the investment of their contributions in integral multiples of one percent in any of the following funds: Invesco Dynamics Fund, Invesco Total Return Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Asset Manager Fund, Fidelity Magellan Fund, Conservative Investment Strategy Fund, Moderate Investment Strategy Fund, Aggressive Investment Strategy Fund, Franklin Small Cap Growth Fund, MAS Mid Cap Value Fund, Vanguard Growth Index Fund, Fidelity Equity Income Fund and the Fidelity Diversified International Fund (collectively "the Funds"). Individual participant accounts are maintained for each investment fund to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income.

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

       Participants vest immediately in their contributions and the earnings or losses thereon. Participants vest in all of the Company's matching contributions upon completion of five years of vesting service. The Variable Company and Fixed Company Contributions vest upon completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of termination. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $460,000 and $450,000 for the years ended December 31, 2001 and 2000, respectively.

       Participants may withdraw their contributions and the earnings or losses thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service ("IRS").

       Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested balances in the Ryerson Tull Common Stock Fund, for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

       Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the year in which the age of seventy and one-half years is reached.

       Administration

       The Plan is administered by the Plan Committee ("Committee"), which consists of certain officers of the Company appointed by the Company's Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

       Fidelity Management Trust Company ("Fidelity" and "Trustee") is responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants' accounts or assets within the appropriate investment option, as applicable.

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

  2.   Summary of Significant Accounting Policies

       Basis of Accounting

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

       Use of estimates

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, changes in net assets available for plan benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

       Investments and investment income

       Plan participants may allocate all or a percentage of their contributions in any of the investment options listed in Note 3.

       Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

       In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

       Interest income is accrued as earned, and dividend income is recorded as of the record date.

       Contributions and withdrawals

       Contributions are recorded in the period accrued by the Company. Withdrawals and transfers are valued as of the close of the business day in which they occur.

       Administrative expenses

       Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

       Plan Termination

       The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants' accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan's assets to participants or their beneficiaries.

       Reclassifications

       Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

3.     Investments and investment income

       Plan participants may allocate all or a percentage of their contributions in any of the investment options listed below:

       The Invesco Dynamics Fund consists of domestic common stocks of companies traded on both the US securities exchanges and the over-the-counter market. The fund also has the flexibility to invest in other types of securities, including preferred stocks and convertible securities, and short-term investments. The fund may invest up to 25 percent of its assets in foreign securities, which involve greater risk.

       The Invesco Total Return Fund invests 30 percent in stocks and 30 percent in fixed-and variable-income securities (bonds), with the remaining 40 percent spread out between stocks and bonds based on business, economic and market conditions. The fund may invest in foreign securities, which may involve greater risk.

       The Fidelity Retirement Government Money Market Portfolio consists of short-term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

       The Fidelity Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from 5.93 percent to 7.35 percent in 2001 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan's net assets at December 31, 2001. The pooled investment funds, which consist of investment contracts with various insurance companies and certain types of fixed income securities, are valued at cost plus interest earned to date, which approximates market value.

       The Fidelity Asset Manager Fund is an asset-allocation fund, which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund, which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

       The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Conservative Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

       The Moderate Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

       The Aggressive Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity Equity-Income Fund and Fidelity U.S. Bond Index Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

       The Franklin Small Cap Growth Fund invests primarily in common stock of companies with market capitalization of less than $1 billion at the time of investment. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The MAS Mid Cap Value Fund invests primarily in common stock of companies with market capitalization between $500 million and $3 billion. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Vanguard Growth Index Fund invests in growth equities and has a moderate to aggressive overall risk level. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Fidelity Diversified International Fund invests primarily in foreign equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Fidelity Equity Income Fund invests primarily in income-producing equity securities (both domestic and foreign). The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

       The Ryerson Tull Common Stock Fund is valued at the last reported sales price on the last business day of the year. No contributions may be invested into this fund, nor may any transfers be directed into this fund. Transfers may be directed out of the fund at any time.

Ryerson Tull Savings Plan

December 31, 2001 and 2000
--------------------------------------------------------------------------------

       The following investments represent 5 percent or more of the Plan's net assets:

                                                                                  December 31,

                                                                            2001                2000
                                                                            ----                ----
         Stable Value Fixed Income Fund
             Unallocated investment contracts (aggregated)             $   8,704,814        $  21,403,645
             Pooled investment funds                                      52,023,284           36,551,790
                                                                       -------------        -------------
                                                                          60,728,098           57,955,435

         Fidelity Magellan Fund, 286,825 and 299,037 shares,
         respectively                                                     29,892,886           35,675,172

         Fidelity Spartan U.S. Equity Index Portfolio, 619,106 and
         646,959 shares, respectively                                     25,160,460           30,284,168

         Fidelity Retirement Government Money Market Portfolio,
         23,617,707 and 23,551,149 shares, respectively                   23,617,707           23,551,149

         Fidelity Asset Manager Fund 1,142,790 and 1,192,464 shares,
         respectively                                                     17,713,252           20,057,244

         Invesco Dynamics Fund, 0 and 695,975 shares, respectively                 -           16,543,316

       During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,059,080 as follows:

                                                 2001
                                                 ----
       Mutual funds                          $ 19,917,430
       Common stock                               141,650
                                             ------------
                                             $ 20,059,080
                                             ============

Ryerson Tull Savings Plan

December 31, 2001 and 2002
--------------------------------------------------------------------------------

   4.  Tax Status of the Plan

       The IRS has determined and informed the Company by a letter dated
       March 18, 1997, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

  5.   The Master Trust

       The Plan's investments are in the Ryerson Tull Master Trust (the "Master Trust") which was established for the investment of assets of the Plan, and effective March 1, 2000, the assets of the Ryerson Tull Combined Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 98% and 96%, respectively.

       The following table presents the fair value of investments for the Master
       Trust:


                                                     2001            2000
       Investments at fair market value:
            Interest bearing cash*                    30,962    $      60,765
            Pooled investment funds            $ 202,035,429      213,863,705
            Common stock*                            516,351          388,262
            Guaranteed investment contracts        8,704,814       21,403,645
            Participant loans                      4,367,162        4,408,337
                                               -------------    -------------

       Net assets held by the Master Trust     $ 215,654,718    $ 240,124,714
                                               =============    =============


       *Note that these investments are held 100% by the Plan.

       The total investment loss for the Master Trust is as follows:

                                                                           2001
       Net appreciation (depreciation) in fair value of investments:
         Pooled investment funds                                      $(20,652,207)
         Common stock                                                      141,650
       Interest on participant loans                                       357,734
       Interest and dividend income                                      6,711,686
                                                                      ------------
         Total investment loss                                        $(13,441,137)
                                                                      ============

Ryerson Tull Savings Plan

December 31, 2001 and 2002
--------------------------------------------------------------------------------

6.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of shares in registered investment companies and money market funds. Investment securities are exposed to various risks, such as interest rates, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

7.   Subsequent Events

     Effective January 1, 2002, employees electing to participate in the Plan may contribute up to twenty percent (any combination of pretax and post tax, subject to certain limitations) of their base salary and participants will become fully vested in their Company Matching Contribution Account after 3 years of service. This new vesting schedule will apply to all Company Matching Contributions, even those made to each account prior to January 1, 2002. In addition, prior to January 1, 2002 any employee who took a hardship distribution was suspended from making additional Before Tax Contributions for a period of 12 months. Beginning January 1, 2002 this suspension period has now been reduced to 6 months.

     The IRS has determined and informed the Company by a letter dated April 25, 2002, that the Plan's changes as discussed above did not impact the current tax status of the Plan.

                                   SIGNATURES

         Ryerson Tull Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             RYERSON TULL SAVINGS PLAN
                                             --------------------------
                                                    (Name of Plan)



Date:   June 21, 2002               By:   /s/ Terence R. Rogers
                                    ---------------------------------
                                          Terence R. Rogers
                                          Vice President - Finance and Member of
                                          Ryerson Tull Savings Plan Committee

                                Index to Exhibits

       Exhibit
       Number                     Description
       ------     ------------------------------------------

         23            Consent of Independent Accountants